DOWNSIDE PROTECTION RIDER
This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”). If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.
Rider Benefit Summary – This Rider provides for a minimum earnings benefit. At Rider Maturity, this Rider provides that your Policy’s Accumulated Value will be equal to the greater of the Alternate Accumulated Value or the Policy’s Accumulated Value immediately prior to Rider Maturity. Prior to Rider Maturity, the Rider guarantees that the Policy will not enter the Grace Period as long as either the Policy’s Accumulated Value or the Alternate Accumulated Value, each less any outstanding Policy Debt, is sufficient to cover the Policy’s Monthly Deduction on a Monthly Payment Date. Upon death of the Insured, this Rider may provide for a higher Death Benefit.
The Rider allows allocation to certain Investment Options, while providing minimum earnings protection at Rider Maturity. Rider benefits are subject to the requirements outlined in the Rider Provisions. The Alternate Accumulated Value at Rider Maturity may be expressed as premiums paid, less Policy loads, charges and withdrawals, increased at a level rate of interest, if any.
Alternate Accumulated Value – The Alternate Accumulated Value is a calculated value used for purposes of determining benefits under this Rider. The Alternate Accumulated Value cannot be calculated in advance because it is affected by the actual charges deducted.
The Policy’s Alternate Accumulated Value is initially zero and is calculated on each Monthly Payment Date. The Alternate Accumulated Value calculated on any Monthly Payment Date is equal to:
•	The Alternate Accumulated Value on the prior Monthly Payment Date,
•	Plus the amount of any Net Premium received since the prior Monthly Payment Date;
•	Minus any Additional Premium Load shown in the Policy Specifications,
•	Minus the amount of any withdrawals since the prior Monthly Payment Date,
•	Minus the Policy’s actual Monthly Deduction on the Monthly Payment Date (excluding the Rider Charge for this Rider) and any other charges to the Policy since the prior Monthly Payment Date, and;
•	With the result multiplied by the Alternate Accumulated Value Monthly Factor shown in the Policy Specifications.
In the event of a loan or withdrawal, we reserve the right to reduce the Alternate Accumulated Value such that the Alternate Accumulated Value less Policy Debt is reduced in the same proportion as the Policy’s Accumulated Value less Policy Debt is reduced as a result of such loan or withdrawal.
Before the Rider Maturity Date, the Alternate Accumulated Value has no effect on the Policy’s Accumulated Value and provides no minimum earnings. This Rider provides no guarantee of any particular interest rate or dollar amount. The Alternate Accumulated Value may be less than the Policy’s Accumulated Value and may be less than the total premium paid.
Additional Premium Load – The Additional Premium Load Rate shown in the Policy Specifications is used only in the calculation of the Additional Premium Load for the purposes of determining the Alternate Accumulated Value.
The Additional Premium Load is calculated on each Premium received during the Policy years shown in the Policy Specifications. The Additional Premium Load is equal to the Additional Premium Load Rate multiplied by any premium amount in excess of the Rider Premium Allowance.

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At the start of each Policy year, the Premium Allowance is set equal to the Average Premium during the Averaging Period. The Premium Allowance is then reduced by any premium received during the Policy year and increased by any withdrawals taken during the Policy year.
The Average Premium is equal to the Cumulative Premium divided by the number of years shown for the Averaging Period in the Policy Specifications. The Cumulative Premium is determined at the end of the Averaging Period and is equal to:
•	The amount of all premiums received during the Averaging Period;

•	Minus the amount of any withdrawals during the Averaging Period;

•	Plus the Policy Debt at the beginning of the Averaging Period; and

•	Minus the Policy Debt at the end of the Averaging Period.
Asset Allocation Requirement – To be eligible for this Rider, allocations to the Investment Options must be in an allowable Fixed or Variable Option or Options we designate. Not all Investment Options may be used with this Rider. The allowable Investment Options are evaluated periodically (generally, annually) to optimize the potential return for the level of risk intended for this Rider. As a result of the periodic analysis, the available allowable Investment Options for this Rider may change. This means your allocations, and potentially the underlying Variable Options, may change and your Accumulated Value may be reallocated to another allowable Investment Option. You may contact us to find out what Investment Options are available at any given time for the purpose of this requirement.
You need to determine which allowable individual Investment Options are best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change Investment Options to keep up with changes in your personal circumstances.
If any allocation is made to an Investment Option other than an eligible Investment Option, this Rider will terminate and we will send a Rider termination notice.
Death Benefit – While this Rider is in effect and if the Insured dies prior to Age 65 the greater of the Accumulated Value or the Alternate Accumulated Value will be used in the calculation of the Death Benefit that is payable. This resulting Death Benefit is used only to determine the amount that is payable upon the death of the insured, and is not used for any other purpose under the Policy or any Riders attached to it unless specifically provided for under such Policy or Rider.
Grace Period – This Rider modifies the Policy’s Grace Period so that the Policy’s Grace Period will begin when the greater of the Policy’s Accumulated Value or the Alternate Accumulated Value, each less any Policy Debt, is insufficient to cover the Monthly Deduction on a Monthly Payment Date.
Minimum Premium Requirement – The Minimum Premium Requirement and Minimum Premium Date are shown in the Policy Specifications. Total premiums paid, less any Withdrawals and Policy Debt, must be at least the Minimum Premium Requirement and must be received by the Minimum Premium Date or the Rider Grace Period will begin.
Rider Grace Period – If the Minimum Premium Requirement is not met, we will send you a Rider Grace Period notice stating the amount of additional premium that you must pay to keep the Rider in force and the date, not less than sixty-one days after our mailing of the notice, by which we must receive such additional premium. If we have not received the additional premium by that date, this Rider will terminate and no further benefits will be provided by the Rider.
Rider Charge – There is a Rider Charge deducted monthly from the Accumulated Value as long as the Rider is in force. The maximum guaranteed monthly charge is equal to the Maximum Guaranteed Rider Monthly Charge Rate shown in the Policy Specifications multiplied by the Variable Accumulated Value on the Monthly Payment Date before the Monthly Deduction has been made, provided that the result will never be less than zero. The Rider Charge may be less than such maximum guaranteed monthly charge.

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Rider Maturity – Rider Maturity occurs on the Rider Maturity Date, which you selected when you applied for your Policy. The Rider Maturity Date is shown in the Policy Specifications. Once selected, the Rider Maturity Date cannot be changed. When the Rider matures, we will set the Policy’s Accumulated Value to be equal to the Alternate Accumulated Value, if the latter is larger, and any such difference will be allocated according to the most recent premium allocation instructions we have received from you. The Rider will terminate on the Rider Maturity Date unless you elect to renew the Rider.
Rider Renewal – You may elect to renew this Rider at Rider Maturity. You must elect a new Rider Maturity Date for the renewed Rider based on the options available at the time you renew, provided that the new Rider Maturity Date is not at or beyond the Insured’s Age 100. We must receive your Written Request to renew the Rider at least 30 days prior to Rider Maturity. Each specification for the renewed Rider, including the Rider Charge, may differ from the corresponding specification for the Rider, as shown on the Policy Specifications, before renewal. If you renew this Rider, the initial Alternate Accumulated Value will be equal to the Policy’s Accumulated Value at the time of renewal. Thereafter, the renewed Rider will operate as described in this Rider except for the Minimum Premium Requirement. There is no Minimum Premium Requirement upon Rider Renewal. We will send you a Supplemental Schedule of Coverage upon Rider Renewal that will provide the specifications for the renewed Rider.
Termination – This Rider will end on the earliest of:
•	Your Written Request;
•	Termination of the Policy;
•	Allocation of any portion of the Accumulated Value to an Investment Option other than a Fixed or Variable Option or Options we designate;
•	The end of the Rider Grace Period if you have not paid sufficient premium to keep the Rider in force; or
•	The Rider Maturity Date, unless you elect to renew the Rider.
Reinstatement – If the Policy lapses and is later reinstated, the Rider will not be reinstated.
Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary
[www.PacificLife.com]            [(800) 347-7787]

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SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE

SECTIONS FOR OTHER COVERAGES

R12DPR	DOWNSIDE PROTECTION RIDER

ADDITIONAL PREMIUM LOAD:
	POLICY YEAR [27]	[5]%
	POLICY YEAR [28]	[10]
	POLICY YEAR [29]	[15]
	POLICY YEAR [30]	[20]

	ALTERNATE ACCUMULATED VALUE MONTHLY FACTOR:	[1.0000000]

	RIDER MATURITY DATE:	[03-01-2016]

	MINIMUM PREMIUM REQUIREMENT:	[$6,797.70]

	MINIMUM PREMIUM DATE:	[03-01-2013]

	MAXIMUM GUARANTEED RIDER MONTHLY CHARGE RATE:	[0.1]%

AVERAGING PERIOD: From Policy Year [1] through Policy Year [25]

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